[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Hand Delivery

July 19, 2011

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Permian Trust
Amendment No. 1 to Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-174492

SandRidge Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 29, 2011
File No. 333-174492-01

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Permian Trust, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2011, with respect to Amendment No. 1 to the Registration Statement on Form S-1 and Form S-3 (File No. 333-174492), filed with the Commission on June 29, 2011 (as so amended, the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three complete copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 and Amendment No. 1 to Registration Statement on Form S-3

General

1.  We remind you of comments 3, 4, 6, 7 and 8 in our letter dated June 22, 2011.

Response:

We acknowledge the Staff’s comment.

With respect to prior comment 3, relating to filling-in blanks in the prospectus, we have now filled-in all blanks other than the information that Rule 430A permits us to omit.

With respect to prior comment 4, relating to FINRA clearance, we respectfully note to the Staff that we have filed all required documents and materials with FINRA through the date of this letter.  We will file additional materials with FINRA immediately following the submission of Amendment No. 2.  As noted in our letter of June 29, 2011, we will provide the Staff with a copy of the FINRA no-objections letter prior to requesting accelerated effectiveness.

With respect to prior comment 6, relating to filing exhibits to the Registration Statement, we are filing all remaining exhibits to the Registration Statement with Amendment No. 2.

With respect to prior comment 7, relating to promotional and sales materials, we respectfully note to the Staff that on July 14, 2011, we supplementally provided to the Staff drafts of all promotional and sales materials expected to be furnished to investors in connection with the offering.

With respect to prior comment 8, relating to a range for the potential offering price per unit, we have added a price range in Amendment No. 2.  See the prospectus cover page.

2.  We note your response to comment 5 in our letter dated June 22, 2011 that SandRidge has sponsored only one previous royalty trust.  Please refer to Instruction 3 to Table I of Industry Guide 5, for example, and provide all available information with respect to the previous royalty trust.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to include information about the previous royalty trust sponsored by SandRidge.  We believe the added disclosure is responsive to the applicable line items of Table I of Industry Guide 5.  We note, however, as discussed in our prior response letter and as discussed by our counsel with the Staff, many of the line items called for by Industry Guide 5, including many of the elements of Table I thereof, are not applicable to the trust because its structure and governance differ from that of a real estate partnership contemplated by Industry Guide 5.  See pages 43-44.

3.  We note your response to comments 12 and 13 in our letter dated June 22, 2011.  Please revise to include the content of your responses in your disclosure.  In addition, please provide a cross-reference in your risk factor beginning “The Operations of SandRidge are subject to environmental laws . . . “ to such new disclosure.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to incorporate the contents of our responses to prior comments 12 and 13, with some modifications, into the prospectus.  See pages 86-87.

We have also included a cross-reference in the risk factor beginning “The Operations of SandRidge are subject to environmental laws . . .” to the section in the prospectus entitled “The Underlying Properties—Regulation,” which includes the new disclosures on pages 86-87.  See page 34.

4.  In this regard, we note your response to comment 13 in our letter dated June 22, 2011 relating to the components of your hydraulic fracturing fluid, including the “additional substances.”  Please tell us what substances constitute such additional substances.  In addition, please tell us how many gallons of hydraulic fracturing fluid on average (not including any proppants or such additional substances) are used for a well completion or stimulation or workover of an existing well, as applicable.

Response:

We acknowledge the Staff’s comment and are supplementally providing to the Staff a chart listing the chemicals that constitute the “additional substances” referred to in our response to prior comment 13.  In addition, we note to the Staff that we use approximately 82,600 gallons of hydraulic fracturing fluid on average (not including any proppants, but including the aforementioned additional substances) for a typical well completion.

We also note for the Staff’s information that, in compliance with a law enacted in Texas in June 2011, SandRidge will, in the future, disclose hydraulic fracturing data to the Ground Water Protection Council and the Interstate Oil and Gas Compact Commission chemical registry.  This disclosure will be required for each chemical ingredient that is subject to the requirements of federal Occupational Safety and Health Act regulations, as well as the total volume of water used in the hydraulic fracturing treatment.

We have added certain of the information responsive to this comment, including a description of the new disclosure requirements under the Texas legislation, to the new disclosures that were requested by comment 3, above.  See pages 86-87.

5.  In addition, we note your disclosure at page 31 relating to SandRidge’s insurance coverage.  Please revise your disclosure to discuss:

•  the applicable policy limits and deductibles related to the insurance coverage;

•  the related indemnification obligations and those of SandRidge’s customers, if applicable;

•  the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•  the risks for which you are insured for your hydraulic fracturing operations.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to discuss the items relating to SandRidge’s insurance coverage that the Staff has requested.  See page 82.

We have also added a cross-reference in the risk factor beginning “Oil, natural gas and natural gas liquids wells are subject to operational hazards . . .” to the new disclosure relating to SandRidge’s insurance coverage.  See page 33.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 2 thereto, to Mr. David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President — Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Permian Trust

By:	SandRidge Energy, Inc.

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	Executive Vice President and Chief Financial Officer

SandRidge Energy, Inc.

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	Executive Vice President and Chief Financial Officer

cc:   David H. Engvall, Covington & Burling LLP

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.